CHINA RUNJI CEMENT INC.
Xian Zhong Town, Han Shan County
Chao Hu City, Anhui Province
People’s Republic of China

February 15, 2011

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D. C. 20549-4631

ATTN:  Kevin Stertzel, Esq.

Re:	China Runji Cement Inc. Form 10-K for the Fiscal Year Ended August 31, 2010 Filed December 14, 2010 File No. 0-51755

Dear Mr. Stertzel:

Our further research on the applicability of Industry Guide 7 has necessitated additional conversations with the Staff of the Commission and we have been unable to coordinate those conversations to date.  Therefore, we respectfully request a ten business day extension to respond to the Commission's comments set forth in its letter dated January 18, 2011 and file an amended Form 10-K/A containing disclosure that embodies those comments.

Thank you very much.

CHINA RUNJI CEMENT, INC.

By /s/ Shouren Zhao
     Shouren Zhao
     Chairman and CEO